UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Nasdaq Grants MDJM LTD Continued Listing on The Nasdaq Stock Market

On October 29, 2025, MDJM LTD, a Cayman Islands company (the “Company”), received a letter from The Nasdaq Stock Market LLC (“Nasdaq”), advising that the Company had maintained compliance with the Listing Rules of Nasdaq through October 20, 2025, as required by the June 10, 2025 decision issued by the Nasdaq Hearings Panel (the “Panel”). Accordingly, the Panel has determined to allow the Company to maintain its listing on Nasdaq.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: October 31, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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